Exhibit 99.1

XTL Announces Receipt of Staff Delist Determination from Nasdaq

RAMAT GAN, ISRAEL, May 22, 2026 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq:XTLB) (TASE:XTLB.TA) (the “Company” or “XTL”), announced today that it has received a letter (the “Letter”) from The Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), dated May 18, 2026, notifying the Company that since the Company has not yet filed its Annual Report on Form 20-F for the year ended December 31, 2025, it no longer complies with Nasdaq’s Listing Rule Listing Rule 5250(c)(1) which requires companies to timely file all required periodic financial reports with the SEC.

Nasdaq informed the Company that this matter serves as an additional basis for delisting the Company’s securities from Nasdaq and that the Nasdaq Hearings Panel (the “Panel”) will consider this matter in its decision regarding the Company’s continued listing on The Nasdaq Capital Market. In that regard, the Company may present its views with respect to this additional deficiency to the Panel in writing no later than May 26, 2026. In addition, since, as previously disclosed by the Company, the Company is already before a Panel for its failure to comply with the minimum $2.5 million stockholders’ equity and minimum $1 bid price requirements, as set forth under Listing Rules 5550(b)(1) and 5550(a)(2), respectively, the Company will have seven days, or until May 26, 2026, to request a stay of the suspension of its securities from The Nasdaq Capital Market, pending a Panel decision. A Panel will review the request for an extended stay and notify the Company of its conclusion as soon as is practicable but, in any event, no later than 15 calendar days following the deadline to request a further stay.

The Company intends to request to extend the stay of the suspension of its securities from The Nasdaq Capital Market by May 26, 2026. There can be no assurance that the Panel will accept the Company’s view on this matter grant the extended stay or grant the Company’s request for continued listing.

About XTL Biopharmaceuticals Ltd.

XTL is an IP Portfolio company that holds an IP portfolio including hCDR1 for Lupus (SLE) and Sjögren’s Syndrome (SS) that the company sublicenses. The company actively pursues strategic collaborations and acquisitions to expand its therapeutic portfolio into high-value disease areas.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii) the Company’s ability to successfully consummate the acquisition of outstanding shares of  PsygaBio Ltd., and, if consummated, to successfully manage and integrate Psyga; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent registration statement on Form F-1 and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 611 6666
Email: info@xtlbio.com
www.xtlbio.com